FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 DECEMBER 2006 CONSOLIDATED PERFORMANCE IN BRIEF

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	NZ IFRS	NZ IFRS	NZ IFRS	NZ GAAP	NZ GAAP	NZ GAAP
	Unaudited	Audited	Audited	Audited	Audited	Audited
For the Period ended	31-Dec-06	30-Jun-06	30-Jun-05	30-Jun-04	30-Jun-03	30-Jun-02
$millions	6 months	12 months	12 months	12 months	12 months	12 months
INCOME STATEMENT ($ MILLIONS)

Interest Income	1,835	3,210	2,682	2,099	1,899	1,501
Interest Expense	1,398	2,406	1,906	1,411	1,282	992

Net Interest Earnings	437	804	776	688	617	509
Other Income	190	344	268	249	234	215

Total Operating Income	627	1,148	1,044	937	851	724
Impairment Losses on Advances	4	19	16	21	25	18

Total Operating Income after Impairment Losses	623	1,129	1,028	916	826	706
Total Operating Expenses	267	495	470	446	407	371

Net Profit before Taxation	356	634	558	470	419	335
Taxation	106	194	179	153	141	110

Net Profit after Taxation	250	440	379	317	278	225

BALANCE SHEET ($ MILLIONS)

Total Assets	48,611	44,568	38,796	33,048	27,538	24,250
Advances (includes Money Market Advances and Advances to Customers before Collective Provision for Impairment)	42,041	39,034	34,978	28,789	22,297	19,032
Collective Provision	79	79	123	108	89	71
Specific Provisions	2	1	9	9	10	7
Total Liabilities	45,619	41,879	36,527	31,452	26,228	23,217
Deposits (includes Money Market Deposits, Deposits from Customers and Amounts Due to other Banks)	44,206	41,066	36,050	30,832	25,621	22,680

SHAREHOLDER’S EQUITY ($ MILLIONS)

Shareholder’s Equity at End of Period	2,992	2,689	2,269	1,596	1,310	1,033
Dividends: Ordinary	—	860	43	25	195	10
Perpetual Preference	16	30	16	10	6	—

PERFORMANCE

Return on Ordinary Shareholder’s Equity	20.4%	21.3%	23.3%	24.5%	25.4%	24.3%
Return on Total Average Assets	1.1%	1.1%	1.1%	1.1%	1.1%	1.0%
Net Interest Margin / Total Average Assets	1.9%	1.9%	2.2%	2.3%	2.4%	2.3%
Total Operating Expenses / Total Operating Income	42.6%	43.1%	45.0%	47.7%	47.9%	51.3%
Growth in Total Assets	9.1%	14.9%	17.4%	20.0%	13.6%	21.1%

PRUDENTIAL

Shareholder’s Equity as a percentage of Total Assets	6.2%	6.0%	5.8%	4.8%	4.8%	4.3%
Tier One Capital as a percentage of Total Risk Weighted Exposures	9.7%	9.8%	9.6%	8.2%	8.1%	7.4%
Total Capital as a percentage of Total Risk Weighted Exposures	10.5%	10.6%	10.2%	10.2%	10.3%	9.8%